P.E. 1/17/14

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005977

February 24, 2014

Received SEC
FEB 24 2014
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-24-14

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: McDonald's Corporation
Incoming letter dated January 17, 2014

Dear Ms. Goodman:

This is in response to your letter dated January 17, 2014 concerning the shareholder proposal submitted to McDonald's by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 24, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: McDonald's Corporation
Incoming letter dated January 17, 2014

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

We are unable to concur in your view that McDonald's may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that McDonald's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

January 17, 2014

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, McDonald's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

A copy of the Proposal, the Supporting Statement and related correspondence from the Proponent is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against");

Fuqua Industries, Inc. (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where such proposals use inconsistent language and fail to provide any guidance as to how such inconsistencies should be resolved. For example, in *Bank of America Corporation* (avail. Mar. 12, 2013), the Staff concurred in the exclusion of a proposal that requested the formation of a committee to explore "extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the company's] businesses." The company successfully argued that the proposal used "ambiguous and inconsistent language" providing for "alternative interpretations" but that it failed "to provide any guidance as to how the ambiguities should be resolved." In particular, the company noted that the proponent's definition of an extraordinary transaction as one "for which stockholder approval is required under applicable law or stock exchange listing standard" was inconsistent with examples of so-called extraordinary transactions throughout the proposal and the supporting statement. In light of this inconsistent language, the Staff agreed that Bank of America could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See also Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring that a proposal was excludable where the resolved clause sought an advisory vote on the company's executive compensation policies, yet the supporting statement and the proponent stated that the effect of the proposal would be to provide a vote on the adequacy of the compensation disclosures); *The Ryland Group, Inc.* (avail. Feb. 7, 2008) (same).

The Staff also has concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) when implementing the proposal would not have the effect that the proposal says it will, including when relevant facts not addressed on the face of the proposal would curtail or otherwise affect the implementation or operation of the proposal. For example, in *USA Technologies, Inc.* (avail. Mar. 27, 2013), the proposal asked the company's board of directors to "adopt a policy" requiring that the chairman of the board be an "independent director who has not served as an executive officer of the [c]ompany." The company argued that its bylaws required that "[t]he chairman of the board shall be the chief executive officer of the corporation" and that the proposal therefore was vague because it did "not request the [b]oard to make any modification or amendment to . . . the [c]ompany's bylaws or even refer to the resulting direct conflict between the [p]roposal and the bylaws." The Staff concurred that the proposal could be excluded, noting that, "in applying this particular proposal to [the company], neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Similarly, in *JPMorgan Chase & Co.* (avail. Jan. 31, 2008), the proposal sought to prohibit restrictions on "the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The company argued that the applicable state law did not affirmatively provide any shareholder right to call special meetings, nor did it set any default "standard" for such shareholder-called meetings. As a result, it was impossible to compare restrictions on a shareholder's ability to call a special meeting with a non-existent "standard allowed by applicable law." The Staff thus concurred that the proposal was excludable as vague and indefinite. *See also General Electric Co. (Freeda)* (avail. Jan. 21, 2011) (concurring in the exclusion of a proposal to make certain changes to "[a]ll incentive awards to a senior executive whose performance measurement period . . . is one year or shorter" when the company argued that the only incentive plan awards that it granted were based on measurement periods of more than one year); *General Electric Co.* (avail. Jan. 6, 2009) (concurring in the exclusion of a proposal seeking a policy that any director receiving "more than 25% in withheld votes . . . will not serve on any key board committee" because the company's certificate of incorporation imposed a majority voting standard for director elections, such that the company's proxy card did not include a "withhold" option); *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (concurring that a proposal could be excluded when it sought to impose executive compensation limitations with no duration stated for the limitations, but where correspondence from the proponent indicated an intended duration).

As with the Staff precedent cited above, the Proposal includes inconsistent language as to the effect of the Proposal. Moreover, if the Proposal were to be implemented, its operation would be impacted by factors not evident from the face of the Proposal. The Proposal requests that the Company's Board of Directors (the "Board") take steps "to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." The Proposal also states that the Proposal "includes shareholder ability to initiate *any* topic for written consent consistent with applicable law" (emphasis added). These statements in the Proposal are inconsistent because implementing a right for shareholders to act through the written consent process, as opposed to solely at a shareholders' meeting, would *not* entitle shareholders to "initiate any topic . . . consistent with applicable law." Implementing written consent, even written consent with no procedural restrictions and no carved-out actions where shareholders could act through a vote at a meeting but not through written consent, would not impact the substantive matters upon which shareholders are and are not entitled to act.

The Company is a Delaware corporation, and several provisions of the Delaware General Corporation Law (the "DGCL") illustrate this point. First, under the DGCL, the number of a company's directors is to be set "by, or in the manner provided in, the bylaws" unless the certificate of incorporation provides otherwise. *See* DGCL § 141(b). Therefore, while applicable law would permit the Company's shareholders to set the number of directors on the Board through their power to amend the By-laws, the Company's Certificate of Incorporation restricts that right by (i) providing a fixed range for the number of the Company's directors and (ii) granting the directors the right to set the exact number of directors on the Board.[1] This would not change even if the Company implemented written consent. Thus, even if the Company were to seek and obtain shareholder approval to amend the Certificate of Incorporation to authorize action by written consent, shareholders would not be able to initiate a change in the size of the Board by written consent, notwithstanding the assertion in the Proposal that its implementation will provide shareholders the ability to initiate any topic for written consent consistent with applicable law.

Second, the DGCL provides that certain types of mergers (such as a merger with a single direct or indirect wholly-owned subsidiary) do not require the approval of shareholders unless the company's certificate of incorporation provides otherwise. *See* DGCL § 251(g). However, the Company's Certificate of Incorporation does not grant shareholders the authority to vote on such mergers, even though applicable law provides that shareholders can be given this power. Again, amending the Company's Certificate of Incorporation to grant shareholders the power to act by written consent would not authorize shareholders to act on such mergers by written consent, yet the Proposal does not acknowledge this fact.

Third, the DGCL provides that "[t]he authorization or consent of stockholders to the mortgage or pledge of a corporation's property and assets shall not be necessary, except to the extent that the certificate of incorporation otherwise provides." *See* DGCL § 272. Similar to the above discussion, the Company's Certificate of Incorporation does not grant shareholders the authority to vote on mortgages or pledges of the Company's property and assets, even though applicable law provides that shareholders can be given this power. Thus, as with the example above, giving the Company's shareholders full power to act on these matters by written consent involves significant changes to the Company's Certificate of Incorporation that are not described or alluded to in the Proposal.

In all these examples, the DGCL allows shareholders to have certain powers if provided for in a company's certificate of incorporation and bylaws. Thus, granting the Company's shareholders those powers would require amendments to the Company's Certificate of Incorporation and Bylaws. Yet, similar to the *USA Technologies* proposal, the Proposal does not acknowledge this fact. Such amendments would be unrelated to written consent—they would be amendments to the

[1] Section 12(a) of the Company's Certificate of Incorporation states: "The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than 11 nor more than 24 persons. The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors."

substantive areas in which shareholders can act—and are not requested in the Proposal. As a result, in applying this particular proposal to the Company, the effect of the Proposal's statement that the Proposal "includes shareholder ability to initiate any topic for written consent consistent with applicable law" is inherently vague and misleading, and if the Proposal were included in the 2014 Proxy Materials, the Company's shareholders voting on the Proposal would not have any reasonable certainty as to the actions or measures upon which they would be voting. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,

Amy Goodman

Enclosures

cc: Denise A. Horne, McDonald's Corporation
John Chevedden

GIBSON DUNN

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew J. McKenna
Chairman of the Board
McDonald's Corporation (MCD)
One McDonald's Plaza
Oak Brook, IL 60523

Rule 14a-8 Proposal

Dear Mr. McKenna,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden　　　　December 3 2013
　　　　　　　　　　　Date

cc: Gloria Santona <corporatesecretary@us.mcd.com>
Corporate Secretary
FX: 630-623-0497
FX: 630-623-5211
PH: 630 623-3000
Noemi Flores <noemi.flores@us.mcd.com>
PH: 630-623-6637
FX: 630-623-3512

[MCD: Rule 14a-8 Proposal, December 3, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal empowers shareholders by giving them the ability to effect change without being forced to wait until the annual meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a meeting between annual meetings. McDonald's shareholders supported another shareholder-friendly governance change at our 2012 annual meeting by voting 99% in favor to change our pervious 3-year terms for directors to one-year terms.

This proposal should also be more favorably evaluated due to our company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company F for executive pay – $36 million for James Skinner. In regard to our board of directors, our board included 3 directors age 75 to 83 – combined with their 15 to 24-years long-tenure: Walter Massey, Roger Stone and Andrew McKenna. Jeanne Jackson and Enrique Hernandez also had more than 14-years tenure each. Director independence declines after 10 to 15-years. This long-tenure practice was compounded by 60% of audit committee members having 15 to 24-years long-tenure and 66% of our nomination committee members having 14 to 24-years long-tenure.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

SPINNAKER TRUST

Post-it® Fax Note 7671	Date 12-6-14 # of pages ▸
To Gloria Santana	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 630-623-5211	Fax #

630-623-3512

December 6, 2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 60 shares of McDonald's Corporation (MCD) CUSIP #580135101 and have held them continuously since at least September 1, 2012.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust (DTC#2669) as master custodian for Spinnaker Trust.

Sincerely,

Karen C. Lowell

Karen C. Lowell
Chief Operating Officer

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com

Northern Trust

December 6, 2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: McDonald's Corporation (MCD) CUSIP #580135101 (Shareholder Resolution) Account # *** FISMA & OMB Memorand Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of December 6, 2013, Spinnaker Trust held 6,407 shares of McDonald's Corporation (MCD) CUSIP #580135101.

The above account has continuously held at least 60 shares of MCD common stock since at least September 1, 2012.

Sincerely,

Rhonda Epler-Staggs
Northern Trust company
Correspondent Trust Services
(312) 444-4114